FEDERATED INCOME SECURITIES TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 10, 2013

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Federated Income Securities Trust (the “Registrant”)

Federated Capital Income Fund (the “Fund”)

R Shares (the “Share Class”)

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 477 of the Securities Act of 1933, as amended, I respectfully submit this request for withdrawal of Post-Effective Amendment No. 128, together with all exhibits thereto, to the Registrant’s Registration Statement on Form N-1A filed on behalf of the above referenced Fund and Share Class on July 2, 2013, Accession Number 0001318148-13-001183.

This post-effective amendment withdrawal is requested because of a revision required on the signature page due to an unexpected change in board composition.

This post-effective amendment was originally filed to submit exhibits containing interactive data tags that related to the Registrant’s substantive Rule 485(b) Registration Statement filed as Post-Effective Amendment No. 126 and effective on June 25, 2013. The Registrant will file another post-effective amendment with the required interactive data tags with a corrected signature page.

If you have any questions regarding this application for withdrawal, please contact Leslie Petrone at (412) 288-1472.

Very truly yours,

/s/ Andrew P. Cross

Andrew P. Cross

Assistant Secretary